June 7, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn:	Sergio Chinos and Perry Hindin

Re:	REE Automotive Ltd.

Registration Statement on Form F-4

Filed March 14, 2021

File No. 333-254070

Dear Messrs. Chinos and Hindin:

On behalf of our client, REE Automotive Ltd., a company organized under the laws of Israel (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on March 14, 2021 (the “Registration Statement”), contained in the Staff’s letter dated May 25, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form F-4 (the “Form F-4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form F-4.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and REE, page 30

1. Please revise the per share data to address the following:

●	Remove all per share data as of and for the year ended December 31, 2019 since the disclosures are not required by Part I.A 3(f) of Form F-4 and not permitted by Article 11 of Regulation S-X.

●	Calculate all historical and pro forma book value per share disclosures based on the number of historical or pro forma shares outstanding as of the date presented rather than the weighted shares outstanding during the period.

●	Ensure the disclosures related to the scenario assuming maximum redemptions on page 30 are consistent with the disclosures in the pro forma financial statements on page 179.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 30.

Description of the Transactions, page 179

2. We note your response to prior comment 14. Please revise the table on page 9 to disclose the number of options and warrants and the number of shares issued subsequent to December 31, 2020 that are reflected in the table. Please also demonstrate to us how the number of options and warrants disclosed in your response letter reconciles to disclosures in REE’s financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9.

Please see below for a reconciliation between the number of options and warrants to the disclosure in REE’s financial statements:

		Reference
Options outstanding as of December 31, 2020	2,673,487	(1)
Unallocated Options as of December 31, 2020	320,000	(1)
Outstanding Preferred B warrants as of May 14, 2021	37,775	(2)
Pool increase	1,476,731	(3)
	4,507,993

Stock Split ratio	26.71

Total option and warrants	120,393,599	(4)

(1)	Note 9-f of the financial statement as of December 31, 2020 (page F-22).
(2)	Immaterial for disclosure in the audited financial statement as of December 31, 2020.
(3)	Note 15-e of the financial statement as of December 31, 2020 (page F-29).
(4)	See table on page 9 of Form F-4.

3. Based on the current disclosures, it appears each outstanding share of 10X Capital Class B Common Stock (held by the Sponsor) will convert into 1.5763975 shares of 10X Capital Class A Common Stock. It also appears holders of the Class B Common Stock have the right to receive 2,900,000 Anti-Dilution Shares, with up to 1,500,000 of the shares being subject to forfeiture if trading prices of REE Class A Ordinary Shares are not achieved following the Merger. Please more fully address the following:

●	Disclose how the additional shares of Class A Common Stock of 10X Capital that the Sponsor will receive as a result of the conversion ratio noted above are or will be accounted for in the historical and pro forma financial statements. In this regard, we note the conversion ratio only relates to the 10X Capital Class B Common Stock and does not appear to be a stock split.

●	Clarify where and how the conversion of each share of 10X Capital Class B Common Stock into 1.5763975 shares of 10X Capital Class A Common Stock is reflected in all presentations of the number of shares to be held by the Sponsor following the Merger. In this regard, we note the number of shares to be held by the Sponsor following the Merger appears to be equal to the Class B Common Stock currently held by the Sponsor (prior to the application of the conversion ratio) plus the Anti Dilution Shares.

●	Disclose how the 2,900,000 Anti-Dilution Shares, including the shares subject to forfeiture, are or will be accounted for in the historical and pro forma financial statements following the Merger.

Response:

In response to the Staff’s comments in the bullet points immediately above, the Company respectfully advises the Staff that Section 4.3(b) of the existing Amended and Restated Certificate of Incorporation of 10X Capital provides for certain anti-dilution protections in favor of the holders of the 10X Capital Class B Common Stock upon the conversion of such stock into shares of 10X Capital Class A Common Stock in connection with the closing of a business combination. As part of the proposed Merger, the holders of the shares of 10X Class B Common Stock then outstanding waived this anti-dilution adjustment in part, such that such anti-dilution adjustment would only result in the issuance of an additional 2,900,000 shares (i.e., the Anti-Dilution Shares) of 10X Capital Class A Common Stock in connection with the closing of the Merger. As noted by the Staff, 1,500,000 of the Anti-Dilution Shares are subject to forfeiture if certain trading prices of REE Class A Ordinary Shares are not achieved following the Merger. Based on the number of shares of 10X Capital Class B Common Stock outstanding prior to the Merger, the Anti-Dilution Shares represent a conversion ratio of the outstanding shares of 10X Capital Class B Common Stock into shares of 10X Capital Class A Common Stock of 1.5763975 (i.e., 5,031,250+2,900,000=7,931,250; and 7,931,250/5,031,250=1.5763975). This conversion will occur immediately prior to the exchange of shares of 10X Capital capital stock for shares of the Company’s capital stock. The Company has revised its disclosure on the cover page of this registration statement to clarify its explanation of this conversion feature of the existing Amended and Restated Certificate of Incorporation of 10X Capital, and ensured that the use of the definition is consistent throughout its disclosure.

The Anti-Dilution Shares are included in the number of shares outstanding following the Merger in the pro forma financial statements, including in the row captioned “Sponsor” in the table on page 181 and in the per share information presented in Note 4 to the pro forma financial statements (Net loss per Share) and the row captioned “10X Capital Sponsor Shares” in the table on page 192. Footnote ** to such table incorrectly modified the preceding row in the table. The Company has revised such table to indicate that such footnote modifies the “10X Capital Sponsor Share” row.

The Company further respectfully advises the Staff that the issuance of the Anti-Dilution Shares as part of the conversion of the outstanding shares of 10X Capital Class B Common Stock into shares of 10X Capital Class A Common Stock in connection with the Merger is contingent upon a number of conditions precedent yet to be satisfied, including the approval of the Merger by the stockholders of 10X Capital and the occurrence of the closing of the proposed Merger, and as a result is not included in 10X Capital’s historical financial statement presentation.

Unaudited Pro Forma Condensed Combined Financial Information, page 179

4. Please be advised that pro forma financial statements should only be presented for the latest fiscal year and any current interim period, if applicable. In this regard, please remove the pro forma statements of operation for the year ended December 31, 2019 on pages 188 and 189 and all related disclosures, including on pages 190 and 194.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to remove such pro forma statements of operation for the year ended December 31, 2019, and all related disclosures.

Unaudited Pro Forma Balance Sheets, page 182

5. Please clarify and explain the disclosures on pages 183 and 185 that state 10X Capital’s warrant liability presentation is subject to change following the consummation of the Merger.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, after the consummation of the Merger, the Company will account for the warrants as liabilities in accordance with ASC 815-40. The Company has not made any determination that would result in any change in the accounting presentation of the warrants. Accordingly, the Company has revised the disclosure on pages 183 and 185 to remove reference to any potential change in the warrant liability presentation.

Adjustments to Unaudited Pro Forma Combined Financial Information, page 191

6. You disclose that the historical financial statements have been adjusted in the unaudited pro forma combined financial information to give pro forma effect to events that are directly attributable to the transactions, factually supportable and expected to have a continuing impact. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 189.

7. We note your response to prior comment 16. Please disclose how the options to be granted to the REE Founders are or will be accounted for in the historical and pro forma financial statements and how they are or will be reflected in the loss per share disclosures. In addition, please tell us your consideration for disclosing the options to be granted to the REE Founders in REE’s subsequent events footnote.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 186, 187 and 191 of the F-4. The Company has also revised the subsequent event note to include disclosure related to the option grants to the founders.

Net loss per Share, page 193

8. We note your response to prior comment 17. Please revise note 4 to quantify REE’s potentially dilutive options and warrants, on a post split basis, and 10X Capital’s potentially dilutive warrants that are not included in the calculations of pro forma net losses per share.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 193.

Consolidated Financial Statements - REE Automotive Ltd and Its Subsidiaries General, page F-2

9. We note you have revised certain disclosures in the filing to reflect the 1 for 26.71 stock split that will occur before the consummation of the merger. Please explain to us if you intend to comply with SAB Topic 4C and revise REE’s historical financial statements and all related share and per share disclosures to retroactively reflect the stock split prior to effectiveness.

Response:

The Company advises the Staff that the 1 for 26.71 stock split will occur immediately before the consummation of the merger. The reason for this is that the split is based on the number of shares outstanding at that the time the merger is consummated and, accordingly, cannot occur before or at the time of effectiveness of the Registration Statement. The Company therefore cannot revise the historical financial statements and other share and per share disclosures. The Company has added further clarifications on pages 10, 21, 84 and 97 of the Registration Statement (as well as to the tabular disclosures throughout) regarding the timing of the stock split and to explain the assumptions upon which the assumed stock split of 1 for 26.71 is based.

Financial Statements - 10X Capital, page F-30

10. Please provide updated interim financial statements and related disclosures.

Response:

The Company advises the Staff that the interim financial statements for 10X Capital have been added to the Registration Statement and the related disclosures, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations of 10X, have been updated.

Note 11. Fair Value Measurements, page F-48

11. Based on the tabular disclosures related to changes in the fair values of the Public Warrants and Private Placement Warrants on page F-50, it appears the fair values of the Public Warrants and Private Placement Warrants disclosed in the table on page F-49 have been transposed. Please ensure all fair value disclosures related to the Public Warrants and Private Placement Warrants are correct and consistent throughout the filing.

Response:

The Company advises the Staff that the disclosure of the fair values of the Public Warrants and Private Placement Warrants in the table on page F-49 have been corrected in response to this Comment.

*   *   *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Maia Gez at (650) 213-0302 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White& Case LLP

cc:	Daniel Barel, Chief Executive Officer, REE Automotive Ltd.

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